December 9, 2009

Mail Stop 3561

<u>Via U.S. Mail and Facsimile</u>

Mr. Peter Ubaldi
Chief Executive Officer
Homeland Security Network, Inc.
7920 Beltline Road, Suite 770
Dallas, Texas 75254

RE: Homeland Security Network, Inc. ("The Company")
        File # 0-15216
        Form 8-K filed on November 4, 2009

Dear Ms. Ubaldi:

We have completed our review of your Form 8-K noted above and do not, at this time, have any further comments.

Sincerely,

Effie Simpson
Staff Accountant